Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the twelve month periods ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

	2009	2008	2007	2006	2005
IFRS	19.9	13.5	15.6	92.7	85.6

For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges.  Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.